04036751

GRUPO CARSO, S.A. DE C.V.

RECEIVED

2004 SEP -8 A 11:40

OFFICE OF INTERNATIONAL CORPORATE FINANCE

September 1st, 2004

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Reference: Grupo Carso, S.A. de C.V.
File Number: 82-3175

Attached, please find the relevant matters of Grupo Carso, S.A. de C.V., related to the COC Services, Ltd. filed claim with the Country of the District Court of Dallas, Texas against CompUSA, Inc. including Grupo Carso, S.A. de C.V. and other defendants.

This information was also sent to the Bolsa Mexicana de Valores, S.A. de C. V. (The Mexican Stock Exchange of "BMV"), in accordance with Mexican legislation.

PROCESSED
SEP 08 2004
THOMSON
FINANCIAL

Sincerely,

C.P. Quintín Humberto Botas Hernández
Attorney in Fact

Lic. Alejandro Archundia Becerra
Attorney in Fact

dlw 9/8